U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the six months ended June 30, 2017

Commission File Number: 001-34661

Lianluo Smart Limited

Room 2108, 21st Floor, No. 20 Shijingshan Road,

Shijingshan District, Beijing 100040

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

The Registrant is filing this Report on Form 6-K to report its financial results for the six months ended June 30, 2017 and to discuss its recent corporate developments.

LIANLUO SMART LIMITED

FORM 6-K

INDEX

Special Note Regarding Forward-Looking Statements	ii

Management’s Discussion and Analysis of Financial Condition and Results of Operations	1

Exhibits	10

Financial Statements	F-1

i

Special Note Regarding Forward-Looking Statements

We have made statements in this report that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate”, “estimate”, “plan”, “project”, “continuing”, “ongoing”, “expect”, “we believe”, “we intend”, “may”, “should”, “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include:

projections	of revenue, earnings, capital structure and other financial items;

statements	of our plans and objectives;

statements	regarding the capabilities and capacities of our business operations;

statements	of expected future economic performance; and

assumptions	underlying statements regarding us or our business.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update this forward-looking information. Nonetheless, the Company reserves the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this Report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.

ii

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the company’s financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. In this report, the terms “we”, “the Company” and “our” refer to Lianluo Smart Limited, a British Virgin Islands company (“Lianluo Smart”), Beijing Dehaier Medical Technology Company Limited (“BDL”), and Lianluo Connection Medical Wearable Device Technology (Beijing) Co., Ltd. (“LCL”), our operating subsidiaries in the People’s Republic of China. On June 30, 2017, the Company terminated its wholly-owned subsidiary Breathcare LLC, which is located in the US and is not conducting any business. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

Certain prior year balances were reclassified to conform to the current year's presentation with consideration of reflecting two of the Company’s consolidated entities, Beijing Dehaier Technology Co., Limited (“BTL”) and Breathcare LLC, as discontinued operations. None of these reclassifications had an impact on reported financial position or cash flows for any of the periods presented.

On June 9, 2017, the Company held its 2017 Annual Meeting of Shareholders. During the meeting the Company approved the amendment and restatement of the Company’s Amended and Restated Memorandum and Articles of Association (the “New M&AAs”) to re-classify and re-designate the Company’s Common Shares into two classes of Common Shares. The Company’s authorized share capital of 50,000,000 Common Shares, par value of US$0.002731 per share, was divided into 37,888,889 Class A Common Shares (the “Class A Common Shares”) and 12,111,111 Class B Common Shares (the “Class B Common Shares”). Class A Common Shares have one vote per share, while Class B Common Shares have ten votes per share. Class B Common Shares convert automatically into Class A Common Shares upon transfer, and all Class B Common Shares automatically convert into the same number of Class A Common Shares as soon as the current Class B shareholders in aggregate beneficially own less than 605,555 Class B Common Shares, which is equivalent to 5% of the total issued and outstanding Class B Common Shares as of the expected date of effectiveness of the New M&AA.

This section should be read together with the unaudited condensed consolidated financial statements attached as an exhibit to this report on Form 6-K.

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Overview

Business Overview

Our company develops and distributes medical devices, focusing primarily on sleep respiratory solutions to Obstructive Sleep Apnea Syndrome (“OSAS”) since 2010.

After completing our strategic transformation in 2016, we are going to focus on three main product portfolios: smart medical wearable devices, smart devices and smart ecosystem platforms. Currently, we are operating the smart medical wearable devices products, and the Company is looking forward to develop new and high-tech products for our smart devices and smart ecosystem platforms portfolios in global range.

We design, develop and market our own branded medical products and medical components. Since we do not operate any fully scaled manufacturing facilities, we contract some of the medical components to outside manufacturers in China. Most of our branded products require light assembly by us before distribution.

While we sell our products primarily through distributors, we also make direct sales to hospitals, clinics and government health bureaus. We continue to further our market reach by introducing newer and more advanced product lines that address different end-user needs.

For our smart medical wearable device products we target 4 markets: (i) public hospitals, (ii) private check-up centers, (iii) pension and health management institutions and (iv) insurance companies and individuals.

We are focused on the promotion of sleep respiratory solutions and service in public hospitals and seek to develop our distribution channels for such products. We see market opportunities to expand our user base and increase adoption rates for our products, as we have delivered an increased number of watches and detectors to hospitals to use with patients. We believe our products can fill a gap in the market, as many of our competitors’ products provide only examination services, while ours also offer treatment and effect evaluation. To date, we have established strategic cooperation with China’s two largest medical check-up centers, Meinian Onehealth Healthcare (Group) Co., Ltd (SZ: 002044) and iKang Healthcare Group, Inc. (Nasdaq: KANG), to reach their approximately 18 million clients every year. We plan to expand our presence in China’s check-up center market to nearly 30 cities around the country this year. As of the date of this report, we have agreed to cooperate with multiple check-up centers in 15 cities.

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Besides the smart medical wearable devices products, the company also expanded its business in smart device and smart ecosystem platform. These two product portfolios are new strategies for the Company and we are currently contributing more efforts into development of proper and reliable products. We expect to have our first product available in 2018.

Recent Business Developments

From January 5 to January 8, 2017, the Company displayed its sleep diagnostic products at the 2017 Consumer Electronics Show in Las Vegas.

On June 24, 2017, the Company attended 7th Academic Sleep Conference held by the Medical Doctor Branch of the Shandong Doctors Association.

Growth Strategies

 We plan to expand our product portfolios in smart wearable medical device and start to provide reliable products in smart device and smart ecosystem platforms through continuing investments in research and development and pursuing attractive opportunities to acquire complementary products and technologies and strategic collaboration with partners.

In smart wearable medical device products, we plan to establish an accurate, efficient and innovative sleep diagnostic system by developing advanced technologies and focusing on research and development of proprietary products to provide a sleep respiratory solution. We will broaden and differentiate our target markets by cooperating with different types of medical institutions and individual customers across China.

We will keep continuously distributing our sleep respiratory solutions to hospitals, check-up centers and other healthcare institutions in China to penetrate the domestic market of OSAS diagnosis, and to grow sales and service revenues. We will develop our sleep respiratory solution business by active marketing and expanding, and leverage our well-established distribution network resources to reach more and more potential customers and partners. At the same time, our support of organizations like the Air Force General Hospital has positioned our products well for academic research projects. We expect that such research involving our products will enhance our products reputation among professionals and lead to customer base awareness. We will also establish additional model hospitals and physical check-up centers to promote our products and services.

In the smart device and smart ecosystem platform products, we are dedicated to the development and distribution of easy-using smart devices for sports, social contact, entertainment, remote-control and family health management. However, until the date of this report, we did not have products available to the market and expect to bring in our first product to the market in 2018.

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Results of Operations

Overview

For the six months ended June 30, 2017 and 2016, our total revenues amounted to approximately $0.42 million and $5.14 million, respectively. For the first half year of 2017, we continued to strategically reduce our sales of traditional medical equipment; as a result, such traditional revenues have largely disappeared as we are continuing to seek new revenue drivers. We continue to focus on developing medical products and services based on mobile technology, including comprehensive sleep respiratory solutions for OSAS and patient care management. To date, these revenues from these new products have not yet replaced our traditional revenue sources.

Traditional medical equipment distribution has faced a very competitive market since 2014. The Company has largely left this market. We selectively reduced investment in traditional medical equipment distribution and intensified our efforts to launch our wearable solutions and products for OSAS in public hospitals and private physical check-up centers throughout China, fully exploring our developed distribution channels. We are currently focusing on developing our smart wearable diagnosis and analysis systems for OSAS in public hospitals and private physical check-up centers throughout China.

Beginning in the fourth quarter of 2014, the company began establishing relationships with many 3-A grade hospitals to launch our wearable solutions and products for OSAS, driving the market growth in the regions around the 3-A grade hospitals, which has helped push forward our strategic market expansion for public hospitals. Up until now, our wearable diagnosis and analysis systems for OSAS have been successfully delivered to more than 100 3-A grade hospitals throughout China over the past three years. We plan to complete our pilot program covering all 3-A grade hospitals in all provinces, cities and autonomous regions throughout China within the next three years. Although awareness of OSAS in China is still relatively low, we aim to use increased marketing efforts to encourage further adoption of our OSAS products in hospitals and other institutions where we have already successfully launched. Our business target has gradually expanded from sleep centers, respiratory departments, and E.N.T. departments to other hospital departments with strong demand for sleep monitoring including those accommodating patients seeking care (inpatient and outpatient) for key chronic diseases, such as hypertension, heart disease, diabetes, and strokes. According to the statistics on the patients seeking care for hypertension, heart disease, diabetes, and stroke in China, the number of discharged patients in 2013 alone was 16 million. Based on that, the company has targeted those patients at eight hundred of China’s 3-A grade hospitals, providing them with sleep diagnostic services. We expect sleep disorder diagnosis capacity will continue to grow steadily for those patients.

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We have also targeted the private physical check-up centers market. Our wearable OSAS diagnosis and analysis system has successively been launched in the testing outlets of Ciming Aoya Hospital and Songqiao’s high-end physical check-up center. At the beginning of 2015, the company launched a series of test-runs of the wearable OSAS diagnosis and analysis system in iKang, Meinian Onehealth Healthcare, Ciming, Songqiao and other large private physical check-up centers and health management chain institutions in Beijing and Shanghai. The above mentioned private physical check-up groups altogether have about 450 check-up centers around China, and number of these chains’ customers amounts to over 20 million per year.

In addition, we are seeking to cooperate with commercial health insurance companies to develop sleep respiratory solutions; we expect to work with insurance companies to launch health insurance program providing OSAS diagnosis and analysis for their insureds. We will continue to focus on sleep health with our comprehensive OSAS solution system, seeking to become the leading domestic product and service provider in this field.

Six Months Ended June 30, 2017 Compared to Six Months Ended June 30, 2016

We believe that historical period-to-period comparisons of operating results should not be relied upon as indicative of future performance.

Revenues

Our total revenue from continuing operations decreased by 91.9% from $5.14 million for the six months ended June 30, 2016 to $0.42 million for the six months ended June 30, 2017. In the first half year of 2017, our sales decline was mainly due to our business focus on our sleep respiratory solutions and services for OSAS of higher margins in order to reduce our gross loss. The revenues of business and products with lower margins decreased by $4.46 million. We redirected our operations from unprofitable products to the sleep respiratory solutions of higher margins by marketing and expanding OSAS diagnosis. To capture market and the strategy of sales promotion, we suffered a loss from the sleep respiratory solutions business. Our management believes that we will be able to improve our product margins of sleep respiratory solutions and will make the relevant products become an important growth factor of the Company in the following years.

Costs of Revenue

Our costs of revenue from continuing operations decreased by 85.5% from $7.79 million for the six months ended June 30, 2016 to $1.13 million for the six months ended June 30, 2017. The decrease of our cost of revenues resulted from reduction of our sales. The cost of products was higher than our revenue because the fixed manufacturing costs including depreciation and amortization cost increased $4.3 million due to the shortening of depreciation period and the addition of the new equipment. Meanwhile, the fixed labor costs increased with the rise of the labor salary rate. We are managing the cost factor by reducing the fixed costs, especially at our labor costs, through providing more flexible salary structure to our employees and improve its earning ability under the lower gross loss strategy.

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Gross Loss

Our gross loss from continuing operations decreased from $2.65 million for the six months ended June 30, 2016 to $0.71 million in the same period of 2017. The downward trends in revenue and cost of the solutions and service of lower gross margins led to the significant decrease of the net loss. Moreover, the Company enhanced its inventory management system over the slow-moving inventory items and significantly decreased the impairment of the slow-moving inventory compared to that of the same period of 2016, which lowered the cost of goods sold and narrowed the net loss from our operations. However, this was partially offset by the higher percentage of fixed depreciation and labor costs in our cost of revenue structure. Thus, we are redesigning our salary structure to bring in more flexible payroll structure to help us reduce the percentage of our fixed cost. Currently, we cannot conclude whether we will be able to successfully restructure our cost structure or ensure that the new structure will be accepted by our employees. Meanwhile, we also accelerate our development at new products. Our management believes the Company’s operation will likely to be improved from time to time with the development of our more profitable products. By reducing our reliance on our less profitable medical devices assembly and distribution businesses, we are able to leverage our resources to develop smart health products and services, which we see as a positive development and focus for the future of our Company.

Service Income

Our service income decreased from $11,935 in the six months ended June 30, 2016 to $9,689 in the same period of 2017. The decrease of the service income was mainly due to the decrease in after-sale repair income and commissions in this period.

Service Expenses

Our service expenses decreased from $17,728 in the six months ended June 30, 2016 to $485 in the same period of 2017. The decrease of the service expense was mainly due to the decrease in after-sale repairing expense in this period.

Operating Expenses

Our operating expenses from continuing operations decreased by 66.7% from $4.70 million for the six months ended June 30, 2016 to $1.57 million for the six months ended June 30, 2017. The most significant components of our six-month operating expenses are general and administrative expenses and selling expenses and loss from warrant redemption, which are discussed below.

Operating Expenses—General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits and related costs for our administrative personnel and management, stock based compensation and expenses associated with our research and development, registration of patent and intellectual property rights in China and abroad, fees and expenses of our outside advisers, including legal, audit and patent register expenses, expenses associated with our administrative offices, and the depreciation of equipment used for administrative purposes.

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Our general and administration expenses from continuing operations significantly decreased by 54.5% from $2.75 million for the six months ended June 30, 2016 to $1.25 million for the six months ended June 30, 2017. This decline was mainly due to the decrease of research and development expenses of sleep respiratory business and the decrease of professional service expenses, which was mainly due to negotiation with our service providers. We will continue to decrease the general and administrative expenses to maintain the competitive advantage of its profitable business.

Operating Expenses—Provision for Doubtful Accounts

Our provision for doubtful accounts from the continuing operation decreased by 92.6% from the amount of $321,754 for the six months ended June 30, 2016 to provision for doubtful accounts of $23,657 for the six months ended June 30, 2017. This decrease was mainly due to our efforts at managing our client creditability.

Operating Expenses—Loss from Warrant Redemption

During the six months ended June 30, 2016, we reported a loss of $1,091,719 from warrant redemption. No such transactions occurred during the same period in 2017.

Operating Expenses—Selling Expenses

Our selling expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing and customer support functions, and costs associated with advertising and other marketing activities, and depreciation expenses related to equipment used for sales and marketing activities.

Our selling expenses from continuing operations decreased by 44.1% from $0.54 million for the six months ended June 30, 2016 to $0.30 million for the six months ended June 30, 2017. The decline in selling expenses was mainly resulted from the decrease of the depreciation of furniture in sales department, the marketing expenses and the travel expenses. We will keep managing our expenditures in selling activities, which will improve the market development of the profitable products.

Operating Loss

As a result of the foregoing, we generated an operating loss of approximately $2.28 million in the six months ended June 30, 2017, compared to operating loss of approximately $7.35 million in the same period of 2016. Operating loss decreased by 69.0%, mainly because of the reduced sale of lower gross margin products, and the decreased general and administrative expenses, loss from warrant redemption and selling expenses.

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Change in Fair Value of Warrants Liability

For the six months ended June 30, 2017, the gain related to changes in the fair value of warrants liability decreased by 100% from $137,439 to $0 for the six months ended June 30, 2017.

Net Loss from Continuing Operations

As a result of the foregoing, we had net loss from continuing operations of approximately $2.15 million for the six months ended June 30, 2017, compared to net loss from continuing operations of approximately $7.29 million in the same period of 2016.

Net Loss from Discontinued Operations

We discontinued the unprofitable businesses and entity to concentrate the Company’s resources to develop its mobile health business and profitable products, including wearable sleep respiratory business, to focus more on its major businesses. As a result of this strategy shifting, we had net loss from discontinued operations of approximately $9,031 for the six months ended June 30, 2017, compared to approximately a net income from discontinued operations of $76,405 in the same period of 2016.

Net Loss

As a result of the foregoing, we had net loss of approximately $2.16 million for the six months ended June 30, 2017, compared to net loss of approximately $7.21 million in the same period of 2016. After deduction of non-controlling interest in loss, net loss attributable to the Company was approximately $2.16 million and $7.09 million for the six months ended June 30, 2017 and 2016, respectively.

Liquidity and Capital Resources

Cash Flows and Working Capital

As of June 30, 2017, we had $7,167,677 in cash and cash equivalents. As of December 31, 2016, we had $10,787,690 in cash and cash equivalents. Net cash decreased during the six months ended June 30, 2017 mainly because the Company entered into a loan agreement with Digital Grid to provide a loan of $3 million for 6 months with 3.5% yearly interest rate. Digital Grid is the wholly-owned subsidiary of Hangzhou Lianluo Interactive Information Technology Co., Ltd (“Lianluo Interactive”), which is the largest shareholder of the Company.

As of June 30, 2017, our currently available working capital was $10.82 million. As of December 31, 2016, our working capital was $10.22 million.

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Operating Activities

Net cash used in operating activities was $2,078,008 for the six months ended June 30, 2017, as compared to $803,235 used in operating activities for the same period in 2016. The reasons for this change are mainly as follows:

(i)	Net loss from continuing operations was $2.15 million for the six months ended June 30, 2017, a decrease of approximately $5.14 million from net loss of $7.29 million for the same period of 2016, as a result of the factors described above.

(ii)	Stock-based compensation expense incurred $0.23 million for the six months ended June 30, 2017, while in the same period of 2016, stock-based compensation expense incurred $0.58 million. The decrease was mainly due to the reduction in the employee number of options pool.

(iii)	Depreciation and amortization incurred $1,073,764 for the six months ended June 30, 2017, as a result of depreciation expenses of $875,323 from our property and equipment and amortization expenses of $198,441 from our intangible assets, respectively.

(iv)	A recovery gain from inventory obsolescence was $47,345 for the six months ended June 30, 2017, as a result of our efforts at enhancing our inventory management system, while in the same period of 2016, provision for inventory obsolescence was $2.71 million.

(v)	Accounts receivable from continuing operations decreased by $84,885 for the six months ended June 30, 2017, compared with an increase of $175,426 in the same period of 2016. The decrease in accounts receivable for the six months ended June 30, 2017 was mainly due to a tightened credit and collection policy.

(vi)	Inventories from continuing operations increased by $566,511 for the six months ended June 30, 2017, compared with a decreased of $145,796 in the same period of 2016. The increase in inventories for the six months ended June 30, 2017 was mainly prepared for production.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2017 was $3.02 million, compared to $1,620 for the same period of 2016. The increased cash used in investing activities for the six months ended June 30, 2017 was mainly attributable to a loan agreement with Digital Grid to provide a loan of US$3 million for 6 months with 3.5% yearly interest rate. Digital Grid is a wholly-owned subsidiary of Hangzhou Lianluo Interactive Information Technology Co., Ltd. (“Lianluo Interactive”), which is the largest shareholder of the Company.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2017 was $1.49 million, compared to $0.62 million provided by investing activities for the same period of 2016. We received remaining proceeds of $1,492,538 from issuance of 11,111,111 common shares to Lianluo Interactive in 2016.

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Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Exhibits

The following documents are filed herewith:

Exhibit Number	Document

99.1	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2017 and 2016

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIANLUO SMART LIMITED

August 23, 2017	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

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